News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	July 17, 2023

Seabridge Gold Reports Application for Rescission of KSM

Licence of Occupation and Mines Act Permit Is without Merit

Toronto, Canada...Seabridge Gold (TSX:SEA) (NYSE:SA) ("Seabridge") reported today that Tudor Gold Corp is requesting that a certain license of occupation (the "Licence") and a permit held by Seabridge's wholly owned subsidiary, KSM Mining ULC (KSMCo), be cancelled. The rights conveyed by this Licence and the relevant activities authorized by this permit were initially conveyed and authorized in September 2014, and include rights and authorizations to engage in certain activities on land to which Tudor only acquired mineral rights in 2016. Tudor is claiming that, as a matter of law, the government did not have the power to issue this License and permit. Tudor also argues that the License and permit destroy the value of their claims. Seabridge is of the view that Tudor's arguments are frivolous and without merit.

Mines Act permit M-245 authorizes various activities, including activities on claims held by Tudor along the route of the tunnels connecting the east and west sides of the KSM Project (the "MTT"). The License provides KSMCo the right to occupy the area in which it intends to construct the MTT for the purpose of constructing the MTT.  Once the MTT are constructed, the Licence will be converted into a statutory right of way for the entire length of the MTT, including the 12.5 km of the MTT that pass through mineral claims owned by Tudor.

Commenting on the application by Tudor, Seabridge's CEO Rudi Fronk stated, "The argument that the B.C. Government does not have the power to grant these authorizations is absurd. These types of authorizations are commonly used by the B.C. government to manage activities that take place on the government-owned land base. The Licence and authorization of the activities authorized by Permit M-245 to which Tudor objects have been in place for almost a decade and were granted after a thorough regulatory process that included participation by First Nations as well as Tudor's joint venture partners, American Creek Resources Ltd. and Teuton Resources Corp., who were the owners of the claims at the time."

Seabridge considers Tudor's submission particularly unjustifiable given that the authorized activities and rights held by KSMCo that Tudor is claiming amount to the destruction of its property rights were in place and publicly known at the time Tudor acquired its interest in the Treaty Creek Property in June 2016.

Accordingly, Seabridge will actively pursue the dismissal of Tudor's application.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292   www.seabridgegold.com

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding the merit of Tudor's arguments and Seabridge's opposition to the application for rescission of the KSMCo Permit M-245 and the Licence, are forward-looking statements or information. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements, including a cancellation of the Licence and Permit M-245 and possible increases in the cost and schedule for development of the KSM Project as a result. Important factors that could cause actual results to differ materially from the Company's actions, plans, statements or expectations include timeliness of government or regulatory responses to the application, litigation, and other risks from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.net